03026081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C. 161 SECTION

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2002

OR

[_] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934.

For the Transition Period from ___________to _____________ .

Commission file number of the issuer: 0-19294



PROCESSED
JUL 03 2003
THOMSON FINANCIAL

REHABCARE GROUP, INC.
401 (K) EMPLOYEE SAVINGS PLAN
(Full title of plan)

REHABCARE GROUP, INC.
7733 Forsyth Boulevard, 17th Floor
St. Louis, Missouri 63105
(Name of the issuer and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401 (K) EMPLOYEE SAVINGS PLAN
(Full title of plan)



Vincent L. Germanese
Chief Financial Officer

Independent Auditors' Consent

The Plan Administrator of
RehabCare Group, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 33-67944) on Form S-8 of RehabCare Group, Inc. 401(k) Employee Savings Plan of our report dated June 2, 2003, relating to the statements of net assets available for plan benefits as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears in the RehabCare Group, Inc. Form 11-K for the year ended December 31, 2002.

KPMG LLP

St. Louis, Missouri
June 30, 2003


KPMG


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH. D.C. 161 SECTION

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Note: There were no reportable transactions or assets acquired and disposed of during the year ended December 31, 2002 which require separate disclosure, no party-in-interest transactions that were not exempt under Employment Retirement Income Security Act of 1974 regulations during the year ended December 31, 2002, and no loans, fixed income obligations, or leases in default or classified as uncollectible at December 31, 2002.



10 South Broadway
Suite 900
St Louis, MO 63102-1761

Telephone 314 444 1400
Fax 314 444 1470

Independent Auditors' Report

To the Plan Administrator of
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year is presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

June 3, 2003



REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value:		
Cash and cash equivalents	$ 3,750,747	2,555,882
Mutual funds	24,631,929	24,233,373
Common stock	2,988,977	4,536,703
Participant loans	563,338	409,053
	31,934,991	31,735,011
Receivables:		
Participants' contributions	136,627	312,824
Company contribution	42,031	74,193
Accrued interest	1,021	1,191
	179,679	388,208
Assets available for plan benefits	$ 32,114,670	32,123,219

See accompanying notes to financial statements.

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Investment income:		
Net depreciation in fair value of investments	$ (6,524,785)	(5,371,442)
Interest and dividends	641,159	762,479
	(5,883,626)	(4,608,963)
Contributions:		
Participants	6,969,998	6,135,671
Company	1,645,000	1,406,180
Rollover of plan assets from previous employers	324,115	290,411
	8,939,113	7,832,262
Total additions	3,055,487	3,223,299
Deductions:		
Benefits paid to participants	2,955,890	2,322,997
Administrative fees	108,146	123,489
Total deductions	3,064,036	2,446,486
Net increase (decrease) in net assets available for plan benefits	(8,549)	776,813
Transfers to the plan from acquired company (see note 4)	—	928,422
Assets available for plan benefits:		
Beginning of year	32,123,219	30,417,984
End of year	$ 32,114,670	32,123,219

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The Plan

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the RehabCare Group, Inc. 401(k) Plan (the Plan) which is a defined contribution plan for the benefit of its eligible employees. Effective January 1, 1998, the Plan was restated at which time the Plan was renamed the RehabCare Group, Inc. 401(k) Employee Savings Plan.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While every effort is made to ensure the accuracy of such estimates, including the use of third-party specialists, actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments in money market funds are valued at fair value as reported by the trustee, Schwab Retirement Plan Services, Inc.

Investments in mutual funds and the Company's common stock are stated at fair value, with fair value based on quotations obtained from national securities exchanges.

Participant loans are valued at the unpaid principal balance of the loans, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in net assets available for plan benefits. Interest income is recorded as earned on the accrual basis.

(2) Plan Description

The following description of the Plan provides only general information. Participants should refer to the agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees who have attained age 21 are eligible to participate in the Plan on the first day of the month coinciding with or next following the completion of one year of employment and a minimum of 1,000 hours worked. Employees of the StarMed Staffing Group who have attained age 21 are eligible to participate in the Plan on the first day of the month after employment.

Contributions

Each participant may contribute from 1% to 20% of his or her compensation to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($11,000 and $10,500 in 2002 and 2001, respectively). Participant contributions under the Plan are exempt from Federal income taxes. The Company may make discretionary contributions to match the participants' contributions. During the years ended December 31, 2002 and 2001, the Company's discretionary contribution was 50% of the first 4% of a participant's contribution.

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant's Company contribution and earnings thereon is determined in accordance with the following table:

Number of years of service	Vested percentage
Less than 1 year	0%
1 to 2 years	50%
2 or more years	100%

Distribution of Plan Benefits

Each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

Plan Fees and Commissions

Expenses incurred in the administration and operation of the Plan are paid by the Company, while investment management fees and loan administration fees are charged directly to the participants' accounts.

Participation Forfeitures

All amounts representing forfeitures are used to reduce the amount of Company contributions for that plan year.

(Continued)

Investment of Funds

A participant may choose among the following investment funds in multiples of 5%. At any time, a participant may change his or her contributions allocation percentage to these funds, as well as transfer investments between funds.

1. The "RehabCare Stock Fund" invests entirely in RehabCare Group, Inc. common stock.
2. The "AXA Rosenberg U.S. Small Capitalization Fund" invests in common stocks of issuers with capitalizations of less than $750 million.
3. The "Morgan Stanley Fixed Income Fund" invests in investment-grade corporate bonds, U.S. government obligations, mortgage-backed securities, foreign debt securities, and short-term instruments.
4. The "Schwab Value Advantage Fund" is a money-market fund which allows investors with a balance of $25,000 or greater a higher potential yield due to the lower overall expense ratio of the fund.
5. The "Sound Shore Fund" invests in equity securities selected on the basis of fundamental value.
6. The "Vanguard Asset Allocation Fund" allocates assets among a common-stock portfolio, a bond portfolio, and money-market instruments.
7. The "Vanguard Index 500 Fund" seeks investment results that correspond with the price and yield performance of the S&P 500 Index.
8. The "Vanguard Index Trust Growth Fund" invests in common stocks, futures contracts, and options on the S&P/BARRA Growth index.
9. The "Vanguard International Growth Fund" invests in a broadly diversified array of non-U.S. equity securities.
10. The "Loan Fund" allows individuals to borrow up to one-half of the vested portion in their segregated accounts, up to a maximum of $50,000. Loans bear interest at a rate competitive with that of other lending institutions, and repayments of principal and interest are credited to each participant's segregated account. Loans mature over one to five years, and become due and are payable if the participant terminates employment for any reason, or fails to make a principal and/or interest payment as provided in the loan agreement.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all amounts credited to a participant's deferral account will be fully vested.

(Continued)

Administration of Plan Assets

The Plan utilizes a third-party contract administrator for some of the Plan's administrative functions, Schwab Retirement Plan Services, Inc.

In addition, Schwab Retirement Plan Services, Inc. holds all of the Plan's investments. The investment in the Schwab Money Market Fund is in Schwab Retirement Plan Services Inc.'s own managed portfolio.

Certain other administrative functions are performed by officers or employees of the Company who receive no compensation from the Plan.

(3) Tax Status

The Plan is a prototype plan document from the third-party contract administrator. The third-party contract administrator has received a favorable determination letter from the Internal Revenue Service for the prototype plan document; therefore, the Plan's sponsor and third-party contract administrator believe that the Plan is qualified and the related trust is tax-exempt.

(4) Transfers to the Plan

On September 5, 2001, the assets of the DiversiCare Rehab Services, Inc. 401(k) Plan (DRS 401(k)) were merged with the Plan resulting in a transfer in of assets totaling $928,422. The DRS 401(k) was the defined contribution plan operated by DiversiCare Rehab Services, Inc. (DRS), which was acquired by the Company in September 2000. The provisions of the Plan were adopted by employees previously enrolled in the DRS 401(k).

(Continued)

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5) Investments

The following table presents the fair value of investments at December 31, 2002 and 2001.

	2002	2001
Investments at fair value as determined by quoted market price:		
Mutual funds:		
Axa Rosenberg U.S. Small Capitalization Fund	$ 2,639,044*	2,020,839*
Morgan Stanley Fixed Income Fund	3,867,882*	2,716,914*
Sound Shore Fund	1,897,671*	1,854,124*
Vanguard Asset Allocation Fund	2,807,089*	2,599,225*
Vanguard Index 500 Fund	5,821,362*	6,229,512*
Vanguard Index Trust Growth Fund	5,965,379*	7,224,625*
Vanguard International Growth Fund	1,633,502*	1,588,134
Common stock – RehabCare Stock Fund	2,988,977*	4,536,703*
	27,620,906	28,770,076
Investments at fair value:		
Cash	1,377	913
Money market funds:		
Schwab Money Market Fund	8,889	503
Schwab Value Advantage Fund	3,740,481*	2,554,466*
Participant loans	563,338	409,053
	4,314,085	2,964,935
	$ 31,934,991	31,735,011

* Represents 5% or more of the Plan's net assets.

The following table presents the net depreciation of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2002 and 2001:

	2002	2001
Mutual funds	$ (4,902,971)	(2,156,703)
Common stock – RehabCare Group, Inc.	(1,621,814)	(3,214,739)
	$ (6,524,785)	(5,371,442)

Schedule

REHABCARE GROUP, INC. 401(k) EMPLOYEE SAVINGS PLAN

Schedule H Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

		Fair value
Cash and cash equivalents:		
Cash	$	1,377
Schwab Money Market Fund*		8,889
Schwab Value Advantage Fund*		3,740,481
		3,750,747
Mutual funds:		
Axa Rosenberg U.S. Small Capitalization Fund		2,639,044
Morgan Stanley Fixed Income Fund		3,867,882
Sound Shore Fund		1,897,671
Vanguard Asset Allocation Fund		2,807,089
Vanguard Index 500 Fund		5,821,362
Vanguard Index Trust Growth Fund		5,965,379
Vanguard International Growth Fund		1,633,502
Common stock:		
RehabCare Stock Fund*		2,988,977
Participants' loans:		
Interest rates range from 4.25% to 10.50%		563,338
	$	31,934,991

* Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying independent auditors' report.